GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in $US unless stated otherwise)

GOLDCORP DECLARES THIRD MONTHLY DIVIDEND PAYMENT FOR 2016

Vancouver, British Columbia, March 7, 2016 – GOLDCORP INC. **(TSX: G, NYSE: GG)** is pleased to declare its third monthly dividend payment for 2016 of $0.02 per share. Shareholders of record at the close of business on Thursday, March 17, 2016 will be entitled to receive payment of this dividend on Monday, March 28, 2016.

On February 25, 2016, Goldcorp amended its dividend payment schedule to be paid on a quarterly basis commencing with the payment of the June 2016 dividend. The Company has also adopted a Dividend Reinvestment Plan ("DRIP"), which is expected to be implemented prior to the payment of the June 2016 dividend. The implementation of the DRIP will offer shareholders an opportunity to increase their investment in Goldcorp without additional transaction costs by receiving dividend payments in the form of common shares of the Company. Goldcorp will provide additional information regarding participation and enrollment in the DRIP well in advance of its implementation.

Goldcorp has paid a monthly dividend to its shareholders since 2003. Canadian resident individuals who receive dividends from Goldcorp after 2005 are entitled to an enhanced gross-up and dividend tax credit on such dividends.

Pursuant to tax legislation enacted in 2007, Canadian resident individuals who receive "eligible dividends" in 2006 and subsequent years will be entitled to an enhanced gross-up and dividend tax credit on such dividends. All dividends paid in 2006 and subsequent years by Goldcorp Inc. are "eligible dividends" for this purpose.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas. A portfolio of long-lived, high-quality assets positions the Company to deliver long-term value.

Cautionary Note Regarding Forward Looking Statements

For further information, please contact:

Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001
E-mail: info@goldcorp.com
website: www.goldcorp.com